UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
(Amendment No. 1)
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 29, 2024
WILLSCOT MOBILE MINI HOLDINGS CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-37552	82-3430194
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
4646 E Van Buren St., Suite 400
Phoenix, Arizona 85008

(Address, including zip code, of principal executive offices)

(480) 894-6311
(Registrant’s telephone number, including area code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	WSC	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of     1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

This Amendment No. 1 on Form 8-K/A (this “Amendment”) amends the Current Report on Form 8-K filed by WillScot Mobile Mini Holdings Corp., a Delaware corporation (the “Company”) on January 29, 2024 (the “Original 8-K”), in which the Company reported its entry into an Agreement and Plan of Merger (the “Merger Agreement”), with McGrath RentCorp, a California corporation (“McGrath”), Brunello Merger Sub I, Inc., a California corporation and a direct wholly owned subsidiary of Parent, and Brunello Merger Sub II, LLC, a Delaware limited liability company and direct wholly owned subsidiary of Parent. This Amendment is being filed to file a copy of the Merger Agreement that was referenced in the Original 8-K as “to be filed by amendment.” Except as specifically stated herein, the Original 8-K remains unchanged.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Exhibit Description
2.1#	Agreement and Plan of Merger, dated as of January 28, 2024, by and among WillScot Mobile Mini Holdings Corp., Brunello Merger Sub I, Inc., Brunello Merger Sub II, LLC, and McGrath RentCorp*
99.1+	Joint Press Release dated January 29, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
* Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally to the SEC a copy of any omitted schedule or exhibit upon request by the SEC.

# Filed herewith

+ Previously filed

Forward-Looking Statements

This Current Report on Form 8-K/A contains forward-looking statements (including the guidance/outlook contained herein) within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. The words "estimates," "expects," "anticipates," "believes," "forecasts," "plans," "intends," "may," "will," "should," "shall," "outlook," "guidance," "see," "have confidence" and variations of these words and similar expressions identify forward-looking statements, which are generally not historical in nature. Certain of these forward-looking statements include statements relating to: our mergers and acquisitions pipeline, acceleration of our run rate, acceleration toward and the timing of our achievement of our three to five year milestones, growth and acceleration of cash flow, driving higher returns on invested capital, and Adjusted EBITDA margin expansion, as well as statements involving the proposed acquisition of McGrath, including anticipated time of closing, the expected scale, operating efficiency and synergies, stockholder, employee and customer benefits, the amount and timing of revenue and expense synergies, future financial benefits and operating results, expectations relating to the combined customer base and rental fleet, and tax treatment for the acquisition. Forward-looking statements are subject to a number of risks, uncertainties, assumptions and other important factors, many of which are outside our control, which could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Certain of these forward-looking statements relate to the proposed transaction, including: expected scale; operating efficiency; stockholder, employee and customer benefits; key assumptions; timing of closing; the amount and timing of revenue and expense synergies; future financial benefits and operating results; and integration spend. Although the Company believes that these forward-looking statements are based on reasonable assumptions, they are predictions and we can give no assurance that any such forward-looking statement will materialize. Important factors that may affect actual results or outcomes include, among others, our ability to acquire and integrate new assets and operations; our ability to judge the demand outlook; our ability to achieve planned synergies related to acquisitions; regulatory approvals; our ability to successfully execute our growth strategy, manage growth and execute our business plan; our estimates of the size of the markets for our products; the rate and degree of market acceptance of our products; the success of other competing modular space and portable storage solutions that exist or may become available; rising costs and inflationary pressures adversely affecting our profitability; potential litigation involving our Company; general economic and market conditions impacting demand for our products and services and our ability to benefit from an inflationary environment; our ability to maintain an effective system of internal controls; and such other risks and uncertainties described in the periodic reports we file with the SEC from time to time (including our Form 10-K for the year ended December 31, 2022), which are available through the SEC’s EDGAR system at www.sec.gov and on our website. Any forward-looking statement speaks only at the date on which it is made, and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

This Current Report on Form 8-K/A is for informational purposes only and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to the proposed acquisition of McGrath RentCorp by WillScot Mobile Mini (the “Proposed Transaction”). In connection with the Proposed Transaction, WillScot Mobile Mini will file a registration statement on Form S-4, which will contain a proxy statement of McGrath and a prospectus of WillScot Mobile Mini (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the U.S. Securities and Exchange Commission (the “SEC”) from time to time. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to McGrath’s shareholders. Investors and security holders will be able to obtain these documents (if and when available) free of charge from the SEC’s website at www.sec.gov. The documents filed by WillScot Mobile Mini with the SEC may also be obtained free of charge from WillScot Mobile Mini by requesting them by mail at WillScot Mobile Mini, 4646 E Van Buren St., Suite 400, Phoenix, Arizona 85008 Attn: Investor Relations. The documents filed by McGrath RentCorp may also be obtained free of charge from McGrath RentCorp by requesting them by mail at McGrath RentCorp, 5700 Las Positas Road, Livermore, California 94551 Attn: Investor Relations.

Participants in the Solicitation

WillScot Mobile Mini, McGrath and their respective directors and executive officers and other members of management and employees and certain of their respective significant stockholders may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information about WillScot Mobile Mini's directors and executive officers is available in WillScot Mobile Mini's proxy statement, dated April 17, 2023 for the 2023 Annual Meeting of Stockholders and WillScot Mobile Mini’s Current Reports on Form 8-K and 8-K/A filed with the SEC on August 9, 2023 and December 4, 2023. Information about McGrath’s directors and executive officers is available in McGrath’s proxy statement, dated April 28, 2023, for its 2023 Annual Meeting of Shareholders. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holding or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction if and when they become available. Investors should read the proxy statement/prospectus carefully if and when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC, WillScot Mobile Mini or McGrath as indicated above.

No Offer or Solicitation

This Current Report on Form 8-K/A shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

WillScot Mobile Mini Holdings Corp.

Dated: January 29, 2024	By:	/s/ Hezron Timothy Lopez
Name: Hezron Timothy Lopez
Title: Executive Vice President, Chief Legal & Compliance Officer & ESG